Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

May 3, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Kim McManus, Senior Counsel

Washington, D.C. 20549

RE:	Syndicated Resorts Association, Inc.
Registration Statement on Form S-1
Filed December 28, 2017
File No. 333-222314

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Amendment No. 1 to Registration Statement on Form S-1 for Syndicated Resorts Association, Inc. (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated January 24, 2018 (the “Comment Letter”) in response to the filing of the Registration Statement on Form S-1 in December 2017. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

General

1. We note your disclosure on the cover page that all selling shareholders are underwriters. Consequently, it appears that you view this offering as a primary offering by the selling shareholders on behalf of the issuer. Because you are not eligible to conduct a primary at-the-market offering, please revise your disclosure to clarify that the offering of shares will be made at a fixed price for the duration of the offering. Refer to Rule 415(a)(4). Alternatively, please provide a detailed analysis of why you believe this is not a primary offering.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosure to clarify that the offering of shares will be made at a fixed price for the duration of the offering.

2. It appears that you are a shell company as defined in Securities Act Rule 405. In this regard, you appear to have nominal operations, no revenues, and assets consisting solely of cash and cash equivalents. As such, please disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144, and the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response: In consideration of the comments received from the Staff of the Commission, the Company disagrees with the suggestion that it is still a “shell company” at the present time.

Under Rule 405, the term “shell company” means a registrant that has: (1) No or nominal operations; and (2) Either: (i) No or nominal assets; (ii) Assets consisting solely of cash and cash equivalents; or (iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets. In the present case, the Company is not a “shell company” within the meaning of Rule 405 for the following reasons:

First, the Company is engaging in bona fide business operations and activities by “engaging in activities conducted for the purpose of generating profits.” The Company is a marketing and sales company that operates as an authorized reseller of travel and entertainment packages. The Company currently offers entertainment packages to travelers through its website, Showplusdinner.com. Further, the Company has entered into commercial relationships with third parties in connection with its business as a reseller of travel and entertainment packages. Specifically, please be advised of certain of the Company’s activities, as provided in the Registration Statement, as amended:

Agreement with Caesars Enterprise Services, LLC

Effective as of February 1, 2018, the Company entered into an agreement with Caesar’s Enterprise Services LLC, a world renowned entertainment and gaming company based in Nevada (“Caesars”), that enables the Company to purchase and re-sell vouchers for Caesars entertainment offerings as an authorized vendor (the “Caesars Agreement”).

Agreement with the Discount Network

Effective as of January 19, 2018, the Company entered into an agreement with Discount Network, a legal partnership based in Canada (“DN”), and Impact Services Co Ltd., a company based in Thailand (“IS”), whereby the Company shall become authorized to resell subscription products offered by DN and IS shall provide customer services and payments collection services (the “DN Agreement”). DN owns and operates travel and leisure products which provides subscribers with access to special rates on travel and leisure products such as hotels, cruises, condominiums, car rentals, shopping discounts in selected countries, all-inclusive travel and other travel products.

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Letter of Intent with Ixtapa Palace Resort

On June 8, 2016, the Company entered into a Letter of Intent (the “Ixtapa LOI”) with the Ixtapa Palace Resort, a RCI-member resort hotel located in Ixtapa, Mexico (“Ixtapa Palace”). Pursuant to the terms of the Ixtapa Agreement, Ixtapa Palace shall grant to Royale the exclusive right to market and sell sanctioned Ixtapa Place Hotel-Vacation Packages.

Agreement with 2C Processor USA, LLC

Effective as of February 1, 2017, the Company entered into an agreement with 2C Processor USA, LLC, a licensed payments processor (“2CP”), whereby the Company shall become an authorized sales agent of 2CP (the “2CP Agreement”). 2CP is a registered third party payments processor sponsored by Esquire Bank, which is a member of Visa USA, Inc., MasterCard International, Incorporated and Discover Financial Services LLC networks.

Agreement with Fastrack Promotions Inc. dba Assured Travel

On April 2, 2018, the Company entered into an agreement with FASTRACK Promotions, Inc., a Nevada corporation doing business as Assured Travel (“Assured Travel”), whereby the Company acquired the rights to resell certain travel products for various travel locations and accommodations packages offered by Assured Travel.

Second, the Company’s assets, specifically including its website, Showplusdinner.com, the entertainment vouchers purchased from Caesar’s Entertainment for resale, and its contractual rights under the above mentioned agreements, do not consist solely of cash and cash equivalents and have certain idiosyncratic value such that they should not be considered to be mere nominal assets.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: To date, the Company has not presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act

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Prospectus Summary, page 5

The Offering, Page 6

4. It appears that the common stock outstanding after the offering should be 7,610,000. Please revise or tell us why a change is unnecessary.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised the referenced disclosure to state the correct number of common stock shares outstanding after the offering.

Risk Factors, page 7

5. We note that you have experienced net losses. Please add a risk factor to address these losses and the potential impact on your company’s business and financial condition.

Response: In accordance with the comment made by the Staff of the Commission, the requested risk factor has added to the Company’s disclosures.

Forward-Looking Statements, page 10

6. Please revise the last sentence of this section to clarify that you will update or revise forward-looking statements to the extent required by applicable law the federal, state, and local levels. See Item 101(h)(4)(xi) of Regulation S-K.

Response: In accordance with the comment made by the Staff of the Commission, the requested revisions have been made to the Company’s disclosures.

The Business and Business Plan, page 13

7. Please expand your disclosure regarding your intended business. For example, please disclose the experience you have in providing your intended services.

Response: In accordance with the comment made by the Staff of the Commission, the Company has expanded its disclosure regarding its intended business, including disclosures regarding the experience that the management of the Company has in providing its intended services.

8. Please explain how your business will differ from Resorts Condominium International. Further, please disclose the status of your negotiations with RCI and other networks. For example, you state that the company’s customers “will become a bona fide RCI member.” Please elaborate on the nature of your arrangement with RCI permitting you to offer RCI membership to your customers.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to explain how its business will differ from Resorts Condominium International (RCI). Specifically, the Company’s disclosures have been revised to reflect that the Company is a marketing and sales company that operates as an authorized reseller of travel and entertainment packages, which include an assortment of product offerings that are not limited to resales of travel packages sold by RCI-member resorts, but also include resales of products offered by other vendors, such as travel and entertainment packages offered by Caesar’s Entertainment LLC, the Discount Network and Assured Travel.

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9. You state that Royale Associates will contractually syndicate 100 of the “top” established RCI resort affiliates as vacation destinations. Please elaborate on what you mean by “syndicate” and file any related agreement as a material contract. You also refer to the company’s “RCI affiliate sponsored club membership.” Please explain how your club membership is sponsored by RCI and/or its affiliates and file any material contract as an exhibit.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised to reflect that the Company is a marketing and sales company that operates as an authorized reseller of travel and entertainment packages, which include an assortment of product offerings that are not limited to resales of travel packages sold by RCI, but also include resales of products offered by other vendors, such as Caesar’s Entertainment LLC, the Discount Network and Assured Travel. As the Company continues negotiations with RCI-member resorts to purchase travel packages for resale and finalizes the details of any deals that are consummated, the Company will update its disclosures and file any material contracts as necessary.

10. Please disclose the sources for the industry data starting on page 16.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to state that the American Resort Development Association is the source of the referenced industry data.

The Business, page 13

11. Please provide more detail regarding how you plan to generate revenue.

Response: In accordance with the comment made by the Staff of the Commission, the Company has amended its disclosures to provide more detail regarding how it plans to generate revenue. Specifically the disclosures have been revised to state that the Company plans to generate revenue through resales of travel and entertainment packages purchased from a variety of vendors.

Plan of Operation, page 14

12. Please update the status of your engagement of Daticus.

Response: In accordance with the comment made by the Staff of the Commission, the Company has amended its disclosures to update the status of its engagement of Daticus. To date, an agreement with Daticus has not yet been finalized.

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Competition, page 19

13. We note that you have included the names of Fortune 500 companies and similar large entities as your competition and include detailed information about these businesses including gross bookings, sales, total employees, etc. We note that you are a start-up entity. Please revise your competition discussion to focus on the competitive conditions in your business as contemplated by Item 101(c)(x) of Regulation S-K. Please also explain the basis for your statement that the company does not have a direct competitor.

Response: In accordance with the comment made by the Staff of the Commission, the Company has amended its disclosures to revise its competition discussion to focus on the competitive conditions in its business as contemplated by Item 101(c)(x) of Regulation S-K.

Suppliers and Strategic Partners, page 20

14. On page 5 you characterize the Ixtapa Agreement as a Letter of Intent, however, this discussion gives the impression that you entered into a final agreement on June 8, 2016. Please revise to characterize this as a letter of intent, consistent with exhibit 10.1. Please also update your disclosure regarding the status of your negotiations with Ixtapa. Please disclose the timeframe in which you anticipate entering into a firm agreement.

Response: A definitive agreement with Ixtapa Palace is still under negotiation and is yet to be finalized. There is no timeframe in which the Company anticipates entering into a definitive agreement. The Company’s disclosures have been revised to disclose the status of this agreement.

Agreement with Tiber Creek Corporation, page 24

15. Please provide more detailed disclosure regarding the terms of the agreement and services to be provided by Tiber Creek, as well as the amount to be paid for such services. In this regard, exhibit 10.2 indicates that Tiber Creek was engaged to effect a business combination transaction between Royale and a reporting company. Please tell us the status of any such transaction.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to provide more detailed disclosure regarding the terms of the agreement and services to be provided by Tiber Creek, as well as the amount to be paid for such services. Specifically, as consideration for the advisory services provided under the agreement with Tiber Creek, the Company issued a total of 1,000,000 shares of its common stock to Tiber Creek and its designees. While the agreement with Tiber Creek contemplated a business combination transaction between Royale and a reporting company, the management of the Company elected to not move forward with the business combination transaction.

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Management’s Discussion and Analysis …, page 24

16. Please revise here and in the business section to provide the information requested by Items 101(a)(2) and 303 of Regulation S-K by disclosing your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures for your anticipated operations. Please discuss the likely alternatives for satisfying your capital needs, in light of your working capital deficiency. We may have further comments.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to provide the information requested by Items 101(a)(2) and 303 of Regulation S-K by disclosing its specific plan of operation, and to discuss the likely alternatives for satisfying its capital needs, in light of its working capital deficiency.

17. We note your disclosure that your management and other shareholders will continue to fund the company for the next 12 months. Please advise if there is a formal agreement with these individuals, and if so, please file it in accordance with Item 601(b)(10) of Regulation S-K. If there is no formal obligation, please add risk factor disclosure that you might not be able to continue operations if these individuals decide not to continue providing funds. Additionally, please disclose the steps you have taken to determine that these individuals have the financial capacity to provide funds. .

Response: There is no formal agreement in place regarding the funding of the Company for the next 12 months; provided, however, the President and majority shareholder of the Company plans to fund the Company over the referenced time frame in the absence of alternative sources of financing. Further, in accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to add risk factor disclosure that you might not be able to continue operations if these individuals decide not to continue providing funds.

Alternative Financial Planning, page 26

18. You state that the company may consider selling some of its silver holdings to finance operations in the future. Please revise to detail the extent of your silver holdings.

Response: The reference to silver holdings was included as a result of a scrivener’s error and has been removed from the Company’s disclosures.

Alternative Financial Planning, page 26

19. We note that you anticipate generating revenues from resales of vacation weeks and points of member resorts. Please elaborate upon your policy for recognizing this revenue. For instance, disclose the nature, terms and elements of arrangements, relevant accounting literature and revenue recognition criteria applicable to that literature, how and when revenue recognition criteria are considered to have been met and the specific point in time revenue is recognized.

Response: In accordance with the comment made by the Staff of the Commission, the Company has amended its disclosures to elaborate upon its policy for recognizing revenue.

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Management, page 26

20. Please provide all of the disclosure required by Item 401 of Regulation S-K. Please disclose Mr. Barber’s age and each of the entities he has been associated with in at least the past five years, his position at the entity and disclose when he began working at each entity and when he ceased working at each entity. Please provide the month and year rather than referencing an entity’s inception. Further, please revise your disclosure regarding Mr. Barber to discuss his specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as your director in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.

Response: In accordance with the comment made by the Staff of the Commission, the Company has amended its disclosures to provide all of the disclosure required by Item 401 of Regulation S-K, including disclosure of Mr. Barber’s age and each of the entities he has been associated with in at least the past five years, his position at the entity and disclose when he began working at each entity and when he ceased working at each entity, the month and year rather than referencing an entity’s inception, and Mr. Barber’s specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as the Company’s director in light of its business and structure.

Item 15. Recent Sales of Unregistered Securities, page 36

21. Please identify the persons, or class of persons, to whom securities you sold 610,000 shares on December 19, 2017, or confirm if you sold securities to the persons identified as selling shareholders in the prospectus. See Item 701(b) of Regulation S-K.

Response: In accordance with the comment made by the Staff of the Commission, it is confirmed that the Company sold the referenced securities to the persons identified as selling shareholders in the prospectus.

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (917) 923-8413. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be copied to jlagman.tibercreek@gmail.com.

Sincerely,

/s/ Jarvis J. Lagman
Jarvis J. Lagman, Esq.
Cassidy & Associates

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